Boomer SEC Reply to Nov 29 2012

1.	Revised to indicate that the search engine is “proposed” throughout the document.
2.	Revised to state that our sole officer and director will attempt to sell shares and also uniformly revised throughout document to refer to the company’s management as its sole officer and director.
3.	The reference to Rule 3a4-1 has been eliminated.
4.	The italicized text at the outset of the Prospectus Summary has been moved to the Risk Factors section as suggested and further text has been added ath th outset of the Prospectus Summary to replace it.
5.	The typographic errors have been amended and the intended business is described in a consistent manner throughout the document.
6.	Please refer to OTCBB Considerations on page 48 which addresses our intentions and the steps involved in order for our shares to be quoted.
7.	The financial data in the summary section has been revised to agree with the financial statements.
8.	Risk factor headings have been revised as suggested.
9.	We have revised, as appropriate, any risk factors to provide quantitative information that will enable investors to evaluate the scope of the risk presented.
10.	Certain risk factors have been deleted so as to not detract from the presentation of risks presented by current business conditions.
11.	We have amended this risk factor to describe the current state of development that has occurred to date.
12.	We have amended this risk factor to clarify Ms. Tristan’s role. We do not feel Ms. Tristan’s lack of technical skills relative to develop the company’s business poses a risk or uncertainty.
13.	Risk factor has been revised to inform investors of the consequences if proceeds from the offering are expected to be insufficient.
14.	Risk factor has been clarified on our obligation to file periodic reports with the Commission pursuant to Section 15(d) of the Securities Exchange Act. We also inserted a separate risk factor, immediately following, to discuss the risks of investing in a Section 15(d) reporting company.
15.	Risk factor has been amended to alert investors on how we are impacted by the Sarbanes-Oxley Act.
16.	We considered your suggestion of adding a risk factor to disclose the possibility of our reporting obligations may be suspended due to the limited number of shareholders, however, we consider our obligation to report timely and material information as a fiduciary duty notwithstanding how many shareholders the company has as members.
17.	We accept your suggestion and have added a risk factor on page 20 to discuss difficulties associated with enforcing claims against personnel and our company.
18.	The table has been revised as suggested.
19.	The company believes the accounting and legal fees will vary depending on the amount of shares sold. If the company were only able to sell 10% of the offering, there would be no further expenses or any other transactions incurred. This would simplify the amount of legal and accounting required. Alternatively, if 100% of the offering was sold, the company would be incurring more expenses which would entail more attention from the accountant and lawyer. The minimum amount of accounting and legal expenses anticipated by the company in the first year following the offering has been disclosed in the S-1.
20.	The language has now been revised.
21.	Revised and updated our plan as suggested.
22.	Revised to discuss the more about the core group of programmers.
23.	Revised as suggested.
24.	Revised as suggested.
25.	We have added further disclosure to comment on the impact of the safe-harbor limitations on our capital raising efforts.
26.	Revised as suggested.
27.	Revised as suggested.
28.	Revised as suggested.
29.	We have deleted the Projected Revenues table.
30.	Revised as suggested.
31.	We have expanded and amended our disclosure and also deleted references to the stating that certain disclosure obligations will not apply to us unless we have both 500 or more security holders and greater than $10 million in assets.
32.	We have re-written to expand this section as suggested.
33.	We attach the form of subscription agreement as an exhibit.
34.	We attach a revised legal opinion as requested.